Exhibit 99.2

 Fourth Quarter 2024  Earnings Presentation

 This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact, including, without limitation, statements regarding Enlight Renewable Energy's (the "Company") business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, pricing trends, progress of Company projects, including anticipated timing of related approvals and project completion, the Company’s future financial results, expected impact from various regulatory developments, including the IRA, Revenue and Income, EBITDA, and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, macroeconomic trends, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.   These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives or benefits for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and the other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.   These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this presentation. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  Unless otherwise indicated, information contained in this presentation concerning the industry, competitive position and the markets in which the Company operates is based on information from independent industry and research organizations, other third- party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates, and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.   Non-IFRS Financial Metrics  This presentation presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or the proposed offering.  Legal disclaimer

 1  2  3  4  Record performance in 2024; growth expands in 2025   Record performance in 2024. 53% growth in revenues and income, 49% growth in Adjusted EBITDA1, exceeding analyst consensus.  Deep and Diverse portfolio of 30.2 FGW2. The Mature portfolio3 of 8.6 FGW continues to grow; generation capacity grew by 13% and storage capacity grew by 44%. The Mature portfolio is expected to generate annualized revenues over $1bn starting in 2028  The business environment along with the growing demand for electricity is generating returns of over 15% return on equity for Mature projects  Outlook for 2025: 4.7 FGW under construction during 2025, 150% more than the Company’s current generating capacity. Continued growth with a revenues and income forecast of $490m-510m and Adjusted EBITDA of $360-380m  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 2 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5; 3Operational, under construction and pre-construction projects

 Financial Results  1

 194  261  399  289  193  150  24  98  67  2024 versus 2023 ($m)  1  Revenues and Income  2024  2023  Adjusted   EBITDA1  2024  2023  Cash flow from   Operations  2024  2023  Net income  2024  2023  2023 net income contained substantial one-off items  Full year 2024 results  Commencement of new projects along with high performance of the operating portfolio  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  49%  53%  29%  32%

 4Q 2024 versus 4Q 2023 ($m)  50  77  104  65  36  24  16  8  Revenues and Income  4Q2024  4Q2023  Adjusted   EBITDA1  4Q2024  4Q2023  Cash flow from   Operations  4Q2024  4Q2023  Net income  4Q2024  4Q2023  4Q23 net income contained substantial one-off items  1  4Q24 results  Commencement of new project contributed to higher income compared to 2023  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  31%  35%  49%  48%

 Guidance range  Actual results  Adjusted EBITDA1 ($m)  Updated guidance  13.11.2024  Revenues and Income ($m)  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  Original guidance  26.2.2024  Revenues and Income and Adjusted EBITDA includes $21m of U.S. tax benefits  Updated guidance  13.11.2024  Original guidance  26.2.2024  1  360  335  255  235  270  255  370  355  Guidance range  Actual results  289  399  Actual results vs 2024 guidance  EBITDA 18% higher than original guidance, 10% over updated guidance

Actual results vs consensus expectations



Enlight reported Adjusted EBITDA[1] versus consensus[2] estimates
$m
+ $10m
+ $3m
+ $3m
- $7m
+ $13m
+ $5m
+ $33m
+ $14m
4Q24 results 25% above consensus
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
Enlight Reported Adjusted EBITDA[1]
Consensus Estimates[2]

[1]Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; [2]Source: Bloomberg

8

 Portfolio  2

 Components of the Mature Phase Portfolio  Under construction  FGW 1.8   Pre-construction  FGW 3.8   Advanced Development  FGW 7   Development  FGW 14.7   Operational  FGW1 3  1 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.  Total portfolio  FGW 30.2   2  A deep & diversified portfolio  Our platform for future growth

 Components of the Mature Portfolio  $500m  Midpoint of 2025 guidance  ~$175m  Annual recurring revenues1  ~$385m  Annual recurring revenues1  Commence operations in 2025-26  Begins construction in 2025  Begins construction in 2026  Begins construction in 2027+  $399m in 2024  $100m from projects that began operations in 2024  1 Revenues from the sale of electricity only, excluding tax benefits; 2 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5  Under construction  FGW 1.8   Pre-construction  FGW 3.8   Advanced Development  FGW 7   Development  FGW 14.7   Operational  FGW1 3  2  Portfolio deep dive  Revenues and timeline

 20  1,962  4,860  84  1,751  3,025  3,776  1,751  3,025  Mature portfolio only2  3,025  3,898  8,552  Current status (FMW)    Pre-construction   Under construction   Operating  2023  2024  2025E  2026E  2027E  3,025  853  48%  CAGR   Equity required for projects   1 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5. 2 Additional projects currently classified in the Advanced Development portfolio are expected to reach commercial operation by 2027, however these are not included in this forecast  Operating generation capacity is projected to triple by the end of 2027  Mature Phase  Pre-  construction     10%   invested  Under Construction   80%   invested  Operating     100%   invested  2  Mature portfolio  8.6 FGW will reach COD by the end of 2027

 Projected annual recurring revenue (ARR) growth rate, ‘25-’27  Mature Phase  Projected project revenue run rate1, $m  1The projection is based on 2025 guidance, and only includes additional revenue growth from the sale of electricity from projects under construction and in pre-construction status.  All the projects in the plan are expected to be completed by the end of 2027  CoBar Complex  Snowflake  Nardo Storage  Roadrunner  Quail Ranch  Gecama Solar  Country Acres  36%  CAGR   80%  Weighted average of Enlight’s share of revenues  81%  88%  2

 Business and Financial Environment  3

 USA  MENA   Europe   Enacting safe harbor status for projects that have commenced construction.   Low exposure to tariffs due to a diversified supply chain: a focus on American battery and tracker suppliers, as well as panel from areas outside the scope of U.S. regulatory changes  Transitioning to a deregulated electricity market increases project profitability and returns.  Electrification, with a focus on AI and data centers, is driving increased demand for power.   The regulatory and fiscal changes implemented by the new US administration have a negligible impact on the Company's projects.  Greater penetration of renewables creates an attractive business environment for the development of storage projects.  High electricity prices are generating attractive returns.  The Agri-Voltaic sector: addressing energy and agricultural security while rehabilitating land and maximizing agricultural resources.  The nature of Israel's electricity market creates demand for significantly higher storage capacity per capita than the average in other countries.  A shortage of gas is accelerating the transition to renewable energy.  The interest rate environment is creating opportunities for selective M&A deals.  A business environment rich in opportunities  3

 Source: 1 Ember, IEA; 2 McKinsey, Bloomberg BNEF  Increasing demand for electricity in the U.S.2  2025E  US annual load growth forecast has jumped to 0.9% in 2023, with potential to reach 1.5%  Drivers include AI, new manufacturing and data center facilities  The hunt for power accelerates  Electricity’s share of total energy consumption is steadily increasing  Soaring global demand for power1  The rate of growth of electricity demand has risen in recent years.   Electricity’s share of total energy consumption is expected to rise from 21% today to 27% by 2030 in a conservative scenario, and to exceed 30% in net-zero emissions scenarios  TWh  Net zero emissions scenario  3.1%  CAGR   2000  2010  2020  2030  2005  2015  2025  3  AI drives increasing demand for electricity  Data centers boost electricity consumption; renewables the source of supply

 Renewables critical to meeting future demand  … Renewables the only game in town  Renewable power projects represent 95% of new capacity now in queue, with gas at only 3%  Coal plants displaced, while hydro, & nuclear are not built at scale  = renewable energy projects   Source: Grid Strategies; Lawrence Berkeley National Laboratory  Vast expansion of renewable energy installed base through end of decade  GW / GWh   US and European Solar, Wind, and Storage Capacity 2023-2030  … While renewable energy capacity expands swiftly  Solar PV  CAGR +19%  Storage CAGR  +46%  Wind  CAGR  +8%  3  Renewables are the solution for the soaring demand for electricity  Load growth rising after decades of decline; renewables dominate project queue

 Capital structure, $bn1  44%  CAGR   Declining company leverageConsolidated Debt/CAP  Continued growth in  Shareholder’s EquityConsolidated Shareholder’s Equity, $m  A2.il Debt rating  -2.3%  CAGR   3  Continued improvement in financial strength  1 Based on the Company’s consolidated financial statements

 Financial close¹ of project Roadrunner project (290 MW and 940 MWh) for a total of $550m; full equity recycling is expected at the project's commissioning.   Financial close of the Atrisco BESS project (1,200 MWh) for a total of $410m.   Financial close of the Pupin, AC/DC, and Tapolca projects (180 MW combined) for a total of $137m.   Expansion of Series D bonds for a total of $178m.   Sale of 44% of the Sunlight cluster for $50m cash at a valuation of $114m, generating a profit of $94m to be recognized in the first quarter of 2025. The cluster represents approximately 1% of the Company's total portfolio.  3  Financial closings and bond issuance totalling $1.3bn in 2024  Generation of capital gains and cash flow through asset sales   1 The tax equity arrangement for Roadrunner is expected to be finalized in 1H25.

 Sale of 44% of a cluster of renewable energy asset at a valuation of $114m.   The cluster’s capacity consists of 247 FMW1.   Consideration of $50 million will be allocated to the expansion plan.   The transaction reflects a premium of $380,000 per FMW.   A pre-tax profit of up to $94m will be recognized in 1Q25.  1 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.  3  Sunlight transaction

 >15%  על IRR ההון  ~11%-12%  6.0%-6.5%project finance  Average return before leverage  Global Portfolio of 2024-27 CODs  3.6 GW 6.7 GWh  Mature portfolio status  Average return before leverage  (Unlevered project return)  ~11%-12%  Average return on equity  (Equity IRR)  <15%  1.1 GW + 2.4 GWh Under construction  2.6 GW + 4.3 GWh Pre-construction  Total construction costs: ~$7bn  Total equity required: ~$1bn  Projects planned for the next two years expected to generate high returns  Equity IRR  3

 2025 Outlook  4

 CODs &  Surge in construction  2025   Business plan  2025 represents a “springboard”: 4.7 FGW of projects will be under construction and are expected to propel Enlight to annualized revenues and income3 of approximately $1bn by the end of 2027.  Financial closings targeted for Snowflake A, Country Acres, Quail Ranch, Gecama, and Nardo Storage.  Energy storage in Europe to become a new growth engine. Construction of 0.9 GWh storage in Italy, entry into standalone storage projects in Poland, and the addition of storage to operating projects in Spain and Sweden.  Focus on storage and agri-voltaic projects in Israel, alongside increasing electricity sales to corporate and residential consumers through Enlight Enterprise and a joint venture with Electra Power.  1 Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 2 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.  2.9 FGW2 to begin construction during 2025, including CO Bar, Snowflake, and Nardo Storage.  Approximately 440 MW and 1,100 MWh are expected to be commissioned, adding around $130 million to annualized revenue and $105 million to annualized EBITDA¹, starting in 2026.  4  2025 outlook  Project CODs and mega project construction in various regions

 1 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5; 2 Excludes tax benefits for projects under construction and pre-construction  2025 will be a springboard toward completing projects in the Mature Portfolio   1.8 FGW has already begun construction   An additional 2.9 FGW will begin construction during 2025.   By the end of 2025, approximately 90% of the 2027 growth plan will have reached either operating or under construction status.  Mature Portfolio, FGW1  90% of the Mature Portfolio to be either operating, under construction, or begin construction during 2025  Above $1bn annual rate of revenues & income2   4  2025 Plan: 4.7 FGW1 under construction, assuring most of the 8.6 FGW program by 2027  Expected to generate above $1bn of annualized revenues and income2 by the end of 2027

 1 Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income. The Adjusted EBITDA forecast includes $41 million in revenue from project sales under the Sunlight transaction; 2 Total revenues include electricity sales revenue as well as tax benefit revenues from U.S. projects estimated $60m-$80m; 3Source: Bloomberg   Principle Assumptions  Foreign exchange rates are based on 2025 forward3 curves, implying 3.55 for USD/ILS and 1.05 for EUR/USD.   Geographical revenues and income distribution: 38% in ILS, 35% in EUR, and 27% in USD   Approximately 90% of production to be sold at fixed prices through hedges or PPA agreements.  4  2025 Guidance  Revenues & Income of $490-510m; Adjusted EBITDA of $360m-$380m  2025 guidance  ($m) Revenues and income1   510  490  2025 guidance  Adjusted EBITDA1 ($m)  380  360

 Thank You

 Appendix

enlight US

Enlight USA

Revenue 4Q24	Revenue 4Q23	% Change	Revenue FY24	Revenue FY23	% Change	Capacity 4Q24	Capacity 4Q23
$18m	$4m	*401%*	$37m	$8m	*375%*	3,779 MW + 6,352 MWh	3,055 MW + 4,052 MWh

CODs
Surge in construction

- Completed commissioning of the flagship Atrisco project, which is expected to generate revenues[1] of $51m-$55m and EBITDA[1,2] of $41m-$45m during its first full year of operation.
- Construction in full swing at projects Country Acres, Roadrunner, and Quail Ranch (combined capacity of 810 MW and 2.0 GWh). Equipment delivery has begun, and contractors are active on-site.
- Financial close for project Roadrunner totaling $550m, with zero equity investment required from project at COD
- Snowflake A and Crimson Orchard have been added to the Mature Portfolio, and are expected to generate annual revenues[1] of $143m-$150m and EBITDA[1,2] of $115m-$120m

[1] For first full year of operation [2] EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company's control and/or cannot be reasonably predicted.

28

Enlight US

U.S. construction and pre-construction projects:

Large capacity and high returns



Country Acres

Location	California
Capacity	392 MW + 688 MWh
Status	Under Construction
First Year[3] Revenues / EBITDA[1]	$60-63m / $44-47m
Unlevered Ratio	**9.3%-9.8%[2]**

Snowflake A

Location	Arizona
Capacity	600 MW + 1,900 MWh
Status	Pre-Construction
First Year[3] Revenues / EBITDA[1]	$115-125m / $95-99m
Unlevered Ratio	**10.7%-11.2%[2]**

Roadrunner

Location	Arizona
Capacity	290 MW + 940 MWh
Status	Under Construction
First Year[3] Revenues / EBITDA[1]	$52-55m / $42-43m
Unlevered Ratio	**14.1%-14.6%[2]**

Quail Ranch

Location	New Mexico
Capacity	128 MW + 400 MWh
Status	Under Construction
First Year[3] Revenues / EBITDA[1]	$21-23m / $17-19m
Unlevered Ratio	**13.4%-13.9%[2]**

[1]EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company's control and/or cannot be reasonably predicted. [2]Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. For certain projects, PTC is assumed, based on the project's expected production and a yearly CPI indexation of 2%, discounted by 8% to COD. For other projects ITC is assumed at the relevant ITC rate (ranging from 30% to 50%, depending on energy community and/or domestic content adders). The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits; [3] Excluding tax benefits

29

 Operating  Under Construction  Pre-construction  Country Acres  APEX  Atrisco  Roadrunner  Quail Ranch  Snowflake  Co Bar  Demand: WECC is one of the largest electricity consumption hubs in the U.S., with demand expected to grow by 20% in the next decade, in part due to increasing data center activity in Arizona.  Irradiance: Highest levels of solar irradiance in the U.S., with approximately 2,300-2,400 hours of sunshine a year.  Busbar contracts: An agreement for the sale of the electricity at the connection point to the grid. Long term contracts with utilities with very low risks.  Area: Large desert expanses allow the construction of mega-projects.  1 2024 Western Assessment of Resource Adequacy; Projected electricity use in the U.S. 2022-2050, Statista Research department 2024  Crimson Orchard  Enlight US  WECC: one of the largest US power markets with growing demand  Enlight’s projects benefit from high electricity demand, ample irradiance, and long-term PPA agreements enlight Europe

Enlight Europe

Revenue 4Q24	Revenue 4Q23	% Change	Revenue FY24	Revenue FY23	%Change	Capacity 4Q24	Capacity 4Q23
$50m	$51m	*(2%)*	$197m	$177m	*11%*	1,552 MW + 1,236 MWh	1,552 MW + 600 MWh

Project CODs
Growth in SAS

- Pupin reached COD at the end of 2024, and is expected to achieve full commissioning during the first half of 2025
- Financial closings at Pupin and Tapolca, for a total of $137m financing from leading banks
- Starting construction of the Solar and Storage components at Gecama (225 MW and 220 MWh of capacity, respectively)
- Entry into the energy storage market in Poland with the acquisition of a 3.2 GWh portfolio of storage projects in their initial development phase; adding 96 MWh of storage to Bjorenberget in Sweden.

31

Enlight Europe & MENA

Europe and MENA: Pre-construction & under construction projects

Continuing to expand presence across Europe and MENA with high return projects

Gecama Hybrid

Location	Spain
Capacity	225 MW + 220 MWh
Status	Pre-Construction
First Year Revenues / EBITDA[1]	$33-35m / $26-28m
Unlevered Ratio	**12.5%-13.0%**

Nardo Storage

Location	Italy
Capacity	920 MWh
Status	Pre-Construction
First Year Revenues / EBITDA[1]	$22-23m / $16-17m
Unlevered Ratio	**10.4%-10.9%**



Israel PV / Storage projects

Location	Israel
Capacity	21 MW + 102 MWh
Status	Under Construction / Pre-Construction
First Year Revenues / EBITDA[1]	$6-8m / $4-6m
Unlevered Ratio	**13.3%-13.6%**

[1]Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income

32

enlight MENA

Enlight MENA

Revenue 4Q24	Revenue 4Q23	% Change	Revenue FY24	Revenue FY23	% Change	Capacity 4Q24	Capacity 4Q23
$34m	$21m	*64%*	$156m	$68m	*130%*	776 MW + 970 MWh	769 MW + 997 MWh



Revenues doubled
Penetrating the deregulated market

- MENA revenues grew from $68m to $158m despite a difficult geopolitical backdrop in Israel.
- Sale of 44% of the Sunlight cluster for $50m at a valuation of $114m, generating up to $94m in profit, which will be recognized in 1Q25. The cluster represents less than 1% of the Company's total portfolio.
- Completion and commissioning of the Israel Solar & Storage cluster (with 12 sites) and project Hoshen earlier than planned. Beginning new developments in the Agro-PV sector.
- Broad leadership of Israel's deregulated electricity market, with a 50% share and signing of 730 GWh of corporate PPA agreements. Continued penetration of the household segment via the Electra Power JV

33

($ thousands)     For the year ended December 31     For the year ended December 31        2024     2023     2024     2023  Net Income (loss)     66,505     98,041     8,372     16,202  Depreciation and amortization     108,889     65,796     30,912     21,611  Share based compensation     8,360     4,970     2,333     970  Finance income      (20,439)     (36,799)     (2,140)     7,581  Finance expenses     107,844     68,143     22,008     16,344  Non-recurring other income (*)     (3,669)     (34,681)     -     (15,718)  Share of losses of equity accounted investees     3,350     330     1,613     (137)  Taxes on income     18,275     28,428     2,121     2,934  Adjusted EBITDA     289,115     194,228     65,219     49,787  * Non-recurring other income comprised the recognition of income related to reduced EarnOut payments expected to be incurred for the acquisition of Clenera for early stage projects   Reconciliation between Net Income to Adjusted EBITDA

 Graph, scale  Generation, MW  Storage, MWh  Portfolio definitions  Operational, under construction and pre-construction (expected to start construction within 12 months)  Mature Phase   Projects which are expected to begin construction within 13 to 24 months of the Approval Date  Advanced  Phase  The rest of the projects in development process  Development Phase  Note: Portfolio information as of the Approval Date; Projects that are not consolidated in our financial statements are reflected at their proportional share   Advanced  Phase  Under Construction  Operational  Pre-Construction  Mature Phase   Projects  Development Phase  Total   Portfolio  0-12 months (Nov 12 ,2025)   until start of construction   13-24 months   until start of construction  +  +  +  +  +  +  +  Operational projects sold  1.7 GW still under the company’s operational management  1.7 GW  2,492  6,107  2,560  4,258  1,056  14,227  12,972  35,757  8,558  2,434  10,597  3,306  20,010  1,866  Portfolio snapshot

 71% of total portfolio in the United States  3.4 GW  45% of U.S Development Phase  Development Phase   Advanced Phase  2.9 GW  100% of U.S   Advanced Phase  Mature Phase Projects  3.8 GW  100% of U.S Mature Phase   10.1 GW   System Impact Study Completed  +  +  =  Enlight US  Advanced grid connection status for 10 GW of projects  Transmission infrastructure is the principal constraint for renewable energy today

 USA PPA prices 1  U.S. demand for power increasing  A shortage of projects is driving PPA prices higher  Solar   +108%Q1 21- Q4 24  1 LEVELTEN ENERGY Q4 2024 PPA PRICE INDEX NA  Enlight US  Attractive pricing environment for renewable energy  PPA prices continue to rise in the U.S.